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Lorus Therapeutics Inc.

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LORUS THERAPEUTICS ANNOUNCES NEW CLINICAL PROGRAM WITH GTI-2040 IN MYELODYSPLASTIC SYNDROME AND ACUTE MYELOID LEUKEMIA

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, June 19, 2006 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced a plan for a new clinical investigation of GTI-2040 as a single-agent in patients with high grade myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML).

These two disease conditions may represent a continuum in malignant progression of the abnormal production of blood cells in the bone marrow that results in a rapidly progressing form of leukemia. Patients that have MDS which progresses to AML have been identified as an especially high-risk group for poor survival.

The clinical study, which will be sponsored by the US National Cancer Institute (NCI) Cancer Therapies Evaluation Program (CTEP) under the Clinical Trials Agreement with Lorus, will be conducted by Dr. Mark Kirschbaum, Director of New Drug Development at the City of Hope National Cancer Center in Duarte, California.

“The extension of the GTI-2040 AML program to include MDS is consistent with the already announced priority focus by Lorus on GTI-2040 in AML”, said Dr Jim Wright, the CEO of Lorus. “This builds on our already ongoing clinical study of GTI-2040, for which data correlating complete responses with down regulation of R2, the molecular target of GTI-2040, has been presented in an AML salvage patient population”.

GTI-2040 is an antisense oligonucleotide complementary to the R2 component of ribonucleotide reductase, an activity that is essential for DNA synthesis and tumor growth.  R2 is frequently over-expressed in cancer cells, and has shown an ability to cooperate with a variety of oncogenes to increase the malignant potential of cancer cells.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has products in human clinical trials with a pipeline of seven clinical trials in Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.